Filed Pursuant to Rule 433
Registration Statement No. 333-203567

THESE COVERED BONDS HAVE NOT BEEN APPROVED OR DISAPPROVED BY CMHC NOR HAS CMHC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DISCLOSURE DOCUMENT. THESE COVERED BONDS ARE NOT INSURED OR GUARANTEED BY CMHC OR THE GOVERNMENT OF CANADA OR ANY OTHER AGENCY THEREOF.

ROYAL BANK OF CANADA

Issue of USD500,000,000 Floating Rate Covered Bonds Due 2018
under the
USD15,000,000,000
Programme for the Issuance of Covered Bonds
unconditionally and irrevocably guaranteed as to payments by
RBC COVERED BOND GUARANTOR LIMITED PARTNERSHIP

FINAL TERM SHEET
DATED JULY 21, 2015

Issuer:	Royal Bank of Canada

Guarantor:	RBC Covered Bond Guarantor Limited Partnership

Expected Ratings1:	Aaa (Stable) / AAA (Stable) / AAA (Stable) (Moody’s / Fitch / DBRS)

Series Number:	CB24

Principal Amount:	USD500,000,000

Format:	SEC Registered

Trade Date:	July 21, 2015

Settlement Date (T+2):	July 23, 2015

Interest Commencement Date:	July 23, 2015

Final Maturity Date:	July 23, 2018

Extended Due for Payment Date:	July 23, 2019

Interest Rate:
3 month USD LIBOR + 30bps payable and reset quarterly from and including the Settlement Date to but excluding the Final Maturity Date; and

1 month USD LIBOR + 42bps per annum Floating Rate payable monthly in arrears and subject to adjustment from and including the Final Maturity Date to but excluding the Extended Due for Payment Date.

Issue Price:	100.00 per cent of the Principal Amount

Redemption:	Redemption at par together with accrued and unpaid interest

Initial Interest Rate:
The interest rate for the initial interest period prior to the Interest Payment Date in October 2015 will be based upon 3 month USD LIBOR, to be determined on the second London business day preceding the Settlement Date, plus 30 basis points.

Interest Payment Date(s):	January 23, April 23, July 23, October 23 in each year up to and including the Final Maturity Date, commencing on October 23, 2015.

Specified Interest Payment Date(s):	If applicable, after the Final Maturity Date, each Specified Interest Payment Date will be the 23rd day of each month.

Day Count Fraction2:	Actual / 360

Payment Convention3:	Modified Following Business Day Convention, adjusted

Business Day(s):	London, New York, Toronto

Listing:	None

Minimum Denominations/Multiples:	Minimum denominations of USD1,000 and integral multiples of USD1,000 in excess thereof

Optional Redemption:	None

Form of Covered Bond:	DTC

CUSIP / ISIN:	780082AB9 / US780082AB96

Joint Lead Managers:	RBC Capital Markets, LLC HSBC Securities (USA) Inc.

1	A credit rating is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization.
2	If applicable, after the Final Maturity Date, the Day Count Fraction will be Actual / 360.
3	If applicable, after the Final Maturity Date, the Payment Convention will be Modified Following Business Day Convention (adjusted).

The Issuer and Guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer and Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, the Issuer, the Guarantor, or any underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling RBC Capital Markets, LLC toll-free at 1-866-375-6829 or by emailing syndicateops@rbccm, or by calling HSBC Securities (USA) Inc. at 1-866-811-8049.

European Economic Area Legends:

If and to the extent that this announcement is communicated in, or the offer of the Covered Bonds to which it relates is made in, any EEA Member State that has implemented the Prospectus Directive (2003/71/EC) (a "Relevant Member State") (and amendments thereto, including Directive 2010/73/EU, to the extent implemented in that Relevant Member State and together with any applicable implementing measures in each Relevant Member State, the "Prospectus Directive"), this announcement and the offer are only addressed to and directed at persons in that Relevant Member State who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may be lawfully addressed) and must not be acted upon by other persons in that Relevant Member State.  A prospectus under the Prospectus Directive is not required for the offer of the Covered Bonds in a Relevant Member State as all offers will be made pursuant to a prospectus exemption under the Prospectus Directive as implemented in that Relevant Member State.

This announcement is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons").  The Covered Bonds are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Covered Bonds will be in engaged in only with, relevant persons.  Any person who is not a relevant person should not act or rely on this document or any of its contents.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded.  Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.